SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies charter contracts

(Rio de Janeiro, July 1, 2003). – PETRÓLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that in line with current practices in the international oil market, the Company signs international contracts for chartering offshore drilling and production units (platforms and drilling rigs).

According to the Income Tax Regulation (Decree 3,000/99), overseas payments for contracts of this nature enjoy a zero withholding tax rate in line with article 691 of the same Decree.

It should be noted that since the beginning of its exploration activities on the Brazilian Continental Shelf, Petrobras has been using these contracts to charter offshore units for drilling and production.

On the basis of the 2nd article of Law 9,537/97, the Brazilian Internal Revenue Service considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

In the light of Petrobras’s practice in this case, on June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million covering the period 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million with respect to 1998, against which, on March 20, 2003, Petrobras lodged an appeal.

Petrobras disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI tax, offshore platforms are to be classified as sea-going vessels. The IRS’s interpretation also has extremely negative implications for all those companies involved with offshore oil exploration and production in Brazil.

In line with the procedure already adopted in the first case, Petrobras intends to lodge an appeal against this most recent tax assessment notice.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.